NEWS RELEASE FOR IMMEDIATE RELEASE

Egyptian Parliament fails to support EAgrium project on existing site
June 20, 2008 — ALL AMOUNTS ARE STATED IN U.S.$
CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today that the Egyptian Peoples Assembly has voted to recommend the relocation of the EAgrium facility to an unnamed location, and the Egyptian Prime Minister has indicated he will support the recommendation. The Peoples Assembly ratified the Fact Finding Committee Report that EAgrium satisfied all of the requirements of Egyptian law in acquiring the necessary permits and approvals to construct the EAgrium project on land zoned for industrial projects, in partnership with the Egyptian Government. Agrium has previously stated, and remains of the opinion, that movement of the facility from the existing industrial-zoned site would require new financing, permitting and the negotiation of new engineering, procurement and construction contracts, and that it is not a viable option.
Agrium will be aggressively pursuing full recovery of its costs, equity contribution and future lost profits. The Egyptian Prime Minister has offered two possible options to resolve the matter. These options include a buyout of Agrium’s investment in the project, and/or the transfer to Agrium of an interest in an Egyptian government-owned nitrogen facility currently being commissioned adjacent to the EAgrium site. Agrium will be evaluating all options and may have to write off the approximately $280-million invested in the project in the second quarter of 2008.
Forward-Looking statements
Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties as well as various assumptions and business sensitivities, including those referred to in the MD&A section of the Corporation’s most recent Annual Report to Shareholders as well as those risk factors described in the Corporation’s most recent Annual Information Form, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, the success and timing of negotiations of any possible recovery of Agrium’s losses and any possible litigation under the project agreements and possible non-compliance with international investment treaties, changes in development plans, capital construction costs, construction progress, and potential delays in building the Egyptian facility and related infrastructure, availability of equipment and labor, performance of other parties, political risks, including civil unrest, actions by armed groups or conflict, general economic, market and business condition, Egyptian governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, changes in environmental, tax and other laws or regulations and the interpretation thereof. Agrium disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.

About Agrium
Agrium Inc. is a major retail supplier of agricultural products and services in both North and South America and a leading global producer and marketer of agricultural nutrients and industrial products. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled release fertilizers and micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.
FOR FURTHER INFORMATION:
Investor/Media Relations:
Richard Downey, Senior Director, Investor Relations
(403) 225-7357
Ashley Harris, Manager, Investor Relations
(403) 225-7437
Contact us at: www.agrium.com